Stacy L Fuller
Partner
stacy.fuller@klgates.com

T +1 202 778 9475
F +1 202 778 9100

April 11, 2023

VIA EDGAR

Ms. Mindy Rotter

U.S. Securities and Exchange Commission

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re:	KraneShares Trust (File Nos. 333-180870 and 811-22698)
Responses to SEC Comments – Sarbanes-Oxley Review

Dear Ms. Rotter:

On March 16, 2023 you provided oral comments on behalf of the SEC staff (“Staff”) regarding its examination of the KraneShares Trust’s (the “Registrant”) annual reports dated March 31, 2022 with respect to the Quadratic Interest Rate Volatility and Inflation Hedge ETF, KFA Value Line® Dynamic Core Equity Index ETF, Quadratic Deflation ETF and KFA Mount Lucas Index Strategy ETF (the “Funds”). Your comments and the Registrant’s responses are set forth below.

1.	The Statement of Operations in the annual report for the Quadratic Interest Rate Volatility and Inflation Hedge ETF discloses fees waived. However, Registrant’s response to Item C.8.b regarding the Fund in its Form N-CEN filed on June 14, 2022 was “No”. Item C.8.b. asks whether “any expenses of the Fund [were] reduced or waived pursuant to an expense limitation arrangement during the reporting period”, i.e., the Fund’s fiscal year. Please explain the difference.

RESPONSE: The response to Item C.8.b in the Trust’s Form N-CEN was an inadvertent error.

2.	Please use the most up-to-date Form N-CSR going forward. The most recent version of the form can be found on the SEC website. The updated form includes Items 4(i) and 4(j) that are required to be addressed whether or not the response is: “Not Applicable”. Please provide responses to Items 4(i) and 4(j).

RESPONSE: Registrant confirms that for future filings it will use the updated Form N-CSR. With respect to the 2022 filing, Registrant confirms that the responses to Items 4(i) and 4(j) would have been “Not Applicable”.

K&L Gates LLP

1601 K Street NW Washington DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

3.	The Staff has noted that the audit opinion for each of the Funds is dated beyond 60 days from the fiscal year end of each Fund. Accordingly, please explain how the Funds complied with Rule 30e-1(c) under the Investment Company Act of 1940 (“1940 Act”).

RESPONSE: Rule 30e-1(c) requires each Fund’s shareholder report to be transmitted to shareholders “within 60 days after the close of the period for which such report is” made. In this case, the period for each Fund’s report closed March 31, 2022. Thus, each Fund’s report was required to be transmitted by May 30, 2022. However, May 30, 2022 was the Memorial Day federal holiday. Rule 0-2(a) under the 1940 Act provides that when the last day for filing a report falls on a Saturday, Sunday or holiday, it may instead be filed on the first business day following. Accordingly, here, the Funds complied with Rule 30e-1(c) by obtaining the audit opinion for their report, then finalizing and transmitting it on the first business day following the holiday, May 31, 2022.

4.	The Management Discussion of Fund Performance (“MDFP”) in the annual reports of KFA Value Line® Dynamic Core Equity Index ETF and the KFA Mount Lucas Index Strategy ETF should be enhanced to include a broader discussion of the factors that materially affected performance during the most recent fiscal year, including the relevant market conditions and the investment strategy and techniques used by the Funds’ investment adviser. Please explain how the Funds will address this requirement in Item 27(b)(7) of Form N-1A.

RESPONSE: Item 27(b)(7) of Form N-1A requires a discussion of “the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser.” Although the MDFPs in the annual reports of KFA Value Line® Dynamic Core Equity Index ETF and the KFA Mount Lucas Index Strategy ETF did discuss the factors that materially affected the relevant Fund’s performance during the period reviewed (“Factors”), the MDFPs did not explicitly link the Factors to the Fund’s performance. In order to more clearly comply with the requirements of Item 27(b)(7), future MDFPs will be drafted to make explicit the impact of the Factors on Fund performance.

5.	According to the Statement of Changes, the Quadratic Interest Rate Volatility and Inflation Hedge ETF had a return of capital distribution. Please confirm that there is no reference to yield or dividends when describing distributions that may contain return of capital distribution in the marketing materials, financial statement disclosures and/or website disclosures, as those terms may be misinterpreted as income.

RESPONSE: Registrant confirms that it will not refer to yield or dividends when describing distributions that may contain return of capital distribution in the marketing materials, financial statement disclosures and/or website disclosures of the Fund.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9475 or Franklin Na at (202) 778-9473.

Sincerely,

/s/ Stacy L. Fuller
Stacy L. Fuller

cc:	Jonathan Krane

Odette Gafner

James Maund

Jonathan Shelon

Krane Funds Advisors, LLC

Franklin Na

K&L Gates LLP

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